EXHIBIT 99.1

Just Energy Reports Fiscal Second Quarter 2021 Results

Base EBITDA from continuing operations of $33 million for the fiscal second quarter 2021
Increasing Base EBITDA guidance range to between $145 million and $165 million for fiscal year 2021
Completed Recapitalization provides strong foundation to drive profitable growth

TORONTO, Nov. 11, 2020 (GLOBE NEWSWIRE) -- Just Energy Group Inc. (“Just Energy” or the “Company”) (TSX:JE; NYSE:JE), a retail energy provider specializing in electricity and natural gas commodities, renewable energy options and carbon offsets, announced its second quarter results for fiscal year 2021.

“The second fiscal quarter was hallmarked by several important milestones including reestablishing the Company as a financially stable, more nimble and competitive retail energy provider” said Just Energy’s President and Chief Executive Officer, Scott Gahn. “We believe the successful closing of our Recapitalization plan, the reconstitution of the Board of Directors and appointment of new leadership were mission critical and position us to better meet our customers’ needs and ultimately deliver value to our stakeholders.”

“Our Q2 sales improved, with our total new RCE additions increasing from forty-six thousand in Q1 to eighty-six thousand for the second quarter of fiscal 2021.  The increase was driven by our focus on building our digital sales capabilities while our direct sales channels continue to be inhibited by the COVID-19 pandemic, resulting in a decline in our net RCE additions for the quarter.  In spite of the challenges, we continue to concentrate on ensuring every action we take is in pursuit of profitable growth and we are confident in our ability to achieve that goal.”

Mr. Gahn concluded, “While the timing and pace of any potential recovery is difficult to predict during the pandemic, which continues to constrain our direct selling activity, we are experiencing increasing momentum in digital sales activity and gaining more confidence in our outlook for fiscal year 2021 financial results. As a result, we are tracking to the upper end of our original Base EBITDA guidance and have increased our guidance for Base EBITDA to a range of $145 million to $165 million for fiscal year 2021.”

Key developments:

  The Company completed its comprehensive Recapitalization plan on September 28, 2020 to strengthen and de-risk the business, resulting in total liquidity of $138 million as at September 30, 2020.

  Base EBITDA from continuing operations decreased 33% compared to the second quarter of fiscal year 2020 to $32.8 million.  After taking into account a $6 million one-time legal provision in the quarter and a non-recurring $15 million gain in the second quarter of fiscal year 2020, Base EBITDA was up $5 million compared to the second quarter of fiscal year 2020. The second quarter of fiscal year 2021 was impacted by the one-time legal provision and lower Base gross margin but was partially offset by lower bad debt expense.

  Base gross margin was $138.3 million, a decrease of 11% compared to the second quarter of fiscal 2020, as a result of a decline in the customer base, partially offset by higher consumption loads as a result of COVID-19 and lower weather hedge costs.

  Administrative expenses were $44.0 million.  Excluding the one-time non-recurring $6 million legal provision (see Legal Proceedings in the Company’s Financial Statements and Management Discussion and Analysis), the administrative expenses were 7% lower than the comparable quarter in fiscal year 2020.

  Selling non-commission and marketing expenses fell 37% to $13.0 million compared to the same period of fiscal 2020 driven by suspending door-to-door sales, realizing prior year cost savings and maintaining our focus on cost containment partially offset by additional investment in digital and telesales.

  Delivered unlevered free cash flow of $53 million for the six months ended September 30th, 2020 while paying $30 million of Recapitalization and restructuring costs and paying down certain extended supplier payables.

  Embedded gross margin (“EGM”) decreased 20% to $ 1,520.8 million as compared to September 30, 2019 due to the decline in the customer base but was partially offset by a stronger U.S. dollar.

  Appointed Michael Carter as Chief Financial Officer and Jim Brown as Chief Commercial Officer; promoted Scott Fordham to Chief Operating Officer.

Financial and operating highlights
For the three months ended September 30. (thousands of dollars, except where indicated and per share amounts)

		% increase
	Fiscal 2021	(decrease)	Fiscal 2020
Sales	$649,602	(15)%	768,440
Cost of goods sold	428,891	(49)%	843,788
Gross margin	220,711	NMF[3]	(75,348)
Realized gain (loss) of derivative instruments and other	(82,438)	(136)[3]	230,732
Base gross margin[1]	138,273	(11)%	155,384
Administrative expenses[2]	43,957	6%	41,466
Selling commission expenses	34,894	4%	33,499
Selling non-commission and marketing expense	13,017	(37)%	20,780
Bad Debt Expense	11,662	(61%)	29,570
Restructuring costs	7,118	NMF[3]	-
Finance costs	29,744	5%	28,451
Profit (loss) from continuing operations	(50,156)	NMF[3]	89,349
Loss from discontinued operations	(1,210)	(88)%	(9,809)
Profit (loss) for the period[4]	(51,366)	NMF[3]	79,540
Earnings (loss) per share from continuing operations available to shareholders – basic	(4.37)		9.05
Earnings (loss) per share from continuing operations available to shareholders – diluted	(4.37)		8.97
Base EBITDA from continuing operations[1]	32,774	(33)%	49,069
Embedded gross margin[1]	1,520,800	(20)%	1,892,000
Total RCEs	3,086,000	(12)%	3,500,000
Total gross customer (RCE) additions	86,000	(49)%	168,000
Total net customer (RCE) additions	(97,000)	49%	(65,000)

1 See “Non-IFRS financial measures” on page 6 of the MD&A.
2 Includes $0.3 million and $3.6 million of Strategic Review costs for the second quarter of fiscal 2021 and 2020, respectively.
3 Not a meaningful figure.
4 Profit (loss) includes the impact of unrealized gains (losses), which represents the mark to market of future commodity supply acquired to cover future customer demand as well as weather hedge contracts entered into as part of the Company’s risk management practice. The supply has been sold to customers at fixed prices, minimizing any realizable impact of mark to market gains and losses.

Balance sheet, unlevered cash flow and liquidity

  The Company has $138 million of total liquidity available as at September 30, 2020.  The liquidity is made up of cash and cash equivalents of $78 million and available capacity of $60 million under its senior secured credit facility.

  Total debt decreased to $500 million as at September 30, 2020 from $782 million as at March 31, 2020 as a result of the completion of the Recapitalization transaction.

  Unlevered free cash flow of $53 million for the six months ended September 30, 2020 compared to $102 million for the six months ended September 30, 2019 driven by $30 million of Recapitalization and restructuring costs and paying down of certain extended supplier payables.

Total customer count

	As at Sept. 30, 2020	As at March 31, 2020	Sept. 30 vs. March 31 variance	As at Sept 30, 2019	Sept. 2020 vs. Sept. 2019
Consumer	906,000	988,000	(8)%	1,078,960	(16)%
Commercial	108,000	119,000	(9)%	118,172	(9)%
Total customer count	1,014,000	1,107,000	(8)%	1,197,132	(15)%

  Total customer count, excluding discontinued operations, declined 15% to 1,014,000 compared to September 30, 2019 and 8% compared to March 31, 2020, due to the Company’s focus on adding longer tenure more profitable customers and impacts of COVID-19.

 Annual Gross Margin Per RCE

	Q2 Fiscal	Number of	Q2 Fiscal	Number of
	2021	RCEs	2020	RCEs

Consumer customers added or renewed	$355	32,000	$314	161,000
Commercial customers added or renewed[1]	89	33,000	87	110,000
[1] Annual Gross margin per RCE excludes margins from Interactive Energy Group and large Commercial and Industrial customers.
  Consumer gross margin per RCE increased 13% versus the prior comparable period driven by a stronger U.S. dollar and the Company’s increase in focus on profitable customer growth. Commercial customer gross margin per RCE increased 2% due to the stronger U.S. dollar and the adding and renewing of a larger proportion of lower usage, higher margin Commercial customers.

Total RCE Summary

	July 1,			Failed to	Sept. 30,	% increase	Sept. 30,	%
	2020	Additions	Attrition	renew	2020	(decrease)	2019	decrease
Consumer
Gas	299,000	1,000	(10,000)	(5,000)	285,000	(5)%	357,000	(20)%
Electricity	846,000	33,000	(38,000)	(21,000)	820,000	(3)%	915,000	(10)%
Total Consumer RCEs	1,145,000	34,000	(48,000)	(26,000)	1,105,000	(3)%	1,272,000	(13)%
Commercial
Gas	396,000	30,000	(11,000)	(8,000)	407,000	3%	437,000	(7)%
Electricity	1,642,000	22,000	(51,000)	(39,000)	1,574,000	(4)%	1,791,000	(12)%
Total Commercial RCEs	2,038,000	52,000	(62,000)	(47,000)	1,981,000	(3)%	2,228,000	(11)%
Total RCEs	3,183,000	86,000	(110,000)	(73,000)	3,086,000	(3)%	3,500,000	(12)%

Consumer

  Consumer RCE additions amounted to 34,000 for the second fiscal quarter of fiscal 2021, an 89% increase over the first fiscal quarter driven by an increased focus on digital sales and partially restarting sales activity through our retail and other direct sales channels.  The 34,000 was a 52% decrease from the year ago quarter, primarily driven by the selling constraints posed by COVID-19 and the Company’s greater emphasis on profitable growth through attracting and retaining strong-fit customers.

  The Company experienced a 4 percentage point decrease in the Consumer attrition rate to 4% for the three months ended September 30, 2020 reflecting the improvements in customer survival attributable to the Company’s greater emphasis on attracting and retaining strong-fit customers.  The Consumer attrition rate for the trailing 12 months ended September 30, 2020 increased two percentage points to 25%.

  The Company experienced an 11 percentage point increase in Consumer renewal rates to 82% for the three months ended September 30, 2020 compared to 71% for the three months ended September 30, 2019, driven by improved retention offerings.  The Consumer renewal rate for the trailing 12 months ended September 30, 2020 also increased 11 percentage points to 80%.

Commercial

  Commercial RCE additions were 52,000 for the second fiscal quarter, an 86% increase over the first fiscal quarter as the impacts of the pandemic eased.  The 52,000 was a 69% decrease from the comparable period for fiscal year 2020 due to the selling constraints posed by COVID-19 and competitive pressures on pricing in the U.S. market.

  The Commercial attrition rate for the trailing 12 months ended September 30, 2020 increased two percentage points to 10%.

  The Commercial renewal rate for the three months ended September 30, 2020 increased from 48% to 55%.  The trailing 12-month Commercial renewal rate ending September 30, 2020 decreased by 4 percentage points to 49% driven by a competitive market for Commercial renewals with competitors pricing aggressively and Just Energy’s focus on retaining longer-term, profitable customers rather than pursuing low margin sales.

Outlook

The completion of the Recapitalization positions Just Energy to continue executing on its core objectives. Moving forward, we remain focused on our core North American retail energy operations and driving towards profitable growth to create value for our stakeholders.

To drive profitable growth, Just Energy is committed to continue controlling costs, building off the success achieved during fiscal year 2020. Further, the Company remains committed to improving the quality of its customer base by utilizing data to better understand its customers, pursuing operational excellence, improving its customer experience and through dedication to financial discipline.

Despite the uncertainty associated with COVID-19 and the impact it has on sales, the Company is narrowing and increasing its previous guidance range of between $130 million and $160 million of Base EBITDA to a new expected range of $145 million to $165 million for fiscal year 2021. This guidance includes the impact of a one-time $6 million legal provision. The Company also expects to be at the upper end of its original unlevered free cash flow guidance and is narrowing the guidance to between $80 million and $100 million in fiscal year 2021, subject to management’s decision to further reduce extended supplier payables.

Earnings Call

The Company will host a conference call and live webcast with Scott Gahn, Just Energy’s Chief Executive Officer, and Michael Carter, Chief Financial Officer, to review the fiscal second quarter results beginning at 10:00 a.m. Eastern Time on Thursday, November 12th, 2020.

Those who wish to participate in the conference call may do so by dialing 1-877-501-3160 in the U.S. and Canada. International callers may join the call by dialing 1-786-815-8442. The Conference ID number is 8259158.  The call will also be webcast live over the internet at the following link:

https://edge.media-server.com/mmc/p/89da749s

A webcasted replay for the call will also be archived on the Just Energy investor relations website a few hours after the event.

About Just Energy Group Inc.

Just Energy is a retail energy provider specializing in electricity and natural gas commodities and bringing energy efficient solutions and renewable energy options to customers. Currently operating in the United States and Canada, Just Energy serves residential and commercial customers. Just Energy is the parent company of Amigo Energy, Filter Group Inc., Hudson Energy, Interactive Energy Group, Tara Energy, and TerraPass. Visit https://investors.justenergy.com/ to learn more.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are based on current expectations that involve several risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, risks with respect to the recapitalization transaction resulting in a financially stronger Company; the impact of the evolving COVID-19 pandemic on the Company’s business, operations and sales; reliance on suppliers; uncertainties relating to the ultimate spread, severity and duration of COVID-19 and related adverse effects on the economies and financial markets of countries in which the Company operates; the ability of the Company to successfully implement its business continuity plans with respect to the COVID-19 pandemic; the Company’s ability to access sufficient capital to provide liquidity to manage its cash flow requirements; general economic, business and market conditions; the ability of management to execute its business plan; levels of customer natural gas and electricity consumption; extreme weather conditions; rates of customer additions and renewals; customer credit risk; rates of customer attrition; fluctuations in natural gas and electricity prices; interest and exchange rates; actions taken by governmental authorities including energy marketing regulation; increases in taxes and changes in government regulations and incentive programs; changes in regulatory regimes; results of litigation and decisions by regulatory authorities; competition; dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations or financial results are included in Just Energy’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com on the U.S. Securities and Exchange Commission’s website at www.sec.gov or through Just Energy’s website at investors.justenergy.com/.

NON-IFRS MEASURES

The financial measures such as “EBITDA”, “Base EBITDA, “Base gross margin”, “Free cash flow” “Unlevered free cash flow” and “Embedded gross margin” do not have a standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and may not be comparable to similar measures presented by other companies. These financial measures should not be considered as an alternative to, or more meaningful than, net income (loss), cash flow from operating activities and other measures of financial performance as determined in accordance with IFRS, but the Company believes that these measures are useful in providing relative operational profitability of the Company’s business. Please refer to “Key Terms” in the Just Energy Q2 Fiscal 2021’s Management’s Discussion and Analysis for the Company’s definition of “EBITDA” and other non-IFRS measures.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Michael Carter
Chief Financial Officer
Just Energy
mcarter@justenergy.com

or

Investors
Michael Cummings
Alpha IR
Phone: (617) 982-0475
JE@alpha-ir.com

Media
Boyd Erman
Longview Communications
Phone: 416-523-5885
berman@longviewcomms.ca

Source: Just Energy Group Inc.